OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

IBTY LLC

1155 E 35th Street
Apt B3
BROOKLYN, NY 11210

https://www.littleStarship.com

100 units of Class B Nonvoting Capital Interest

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,000* LLC Class B Nonvoting Capital Interests ($100,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100 LLC Class B Nonvoting Capital Interests ($10,000)

Company	IBTY LLC d/b/a Little Starship Productions
Corporate Address	1155 E 35th Street B3, Brooklyn, NY
Description of Business	At Little Starship Productions we are developing and producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood. Our aim is to provide a single recognizable source for safe, engaging, educational multimedia content.
Type of Security Offered	Class B Nonvoting Capital Interests
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Perks*

$100 — If you invest $100, you will receive:

Access to the exclusive investor-only activity feed.

$300 — If you invest $300, you will receive an invitation to:

Participate in Beta Testing.

$600 — If you invest $600, you will receive the opportunity to:

Provide Development Input.

$1200 — If you invest $1200, you will receive:

Production Credit.

$1800 — If you invest $1800, you will receive:

Exclusive behind the Scenes Artwork.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

IBTY LLC d/b/a Little Starship Productions will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any interests you purchase. For example, if you buy 10 Class B Nonvoting Capital Interests at $100 / share, you will receive 1 Class B Nonvoting Capital bonus interests, meaning you'll own 11 Class B Nonvoting Capital Interests for $1,000. Fractional interests will not be distributed and share bonuses will be determined by rounding down to the nearest whole interest.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

At Little Starship Productions we are developing and producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood. Our aim is to provide parents, caregivers, and educators with a single recognizable source for safe, engaging, educational multimedia content.

I am a father of three girls. I grew up watching and being excited and inspired at a

young age by Sesame Street, the work of Jim Henson, Fred Rogers and television shows like Schoolhouse Rock. I started Little Starship Productions to produce projects that are fun and entertaining for both kids and parents; that will encourage imagination and exploration, and that will help children develop a love for learning.

I work closely with a small team of talented collaborators. I met Jennifer Dumlao while we were working together at Saatchi & Saatchi. She is mother of our two daughters and Little Starship's Yale educated Director of Educational content; Rick Charette is a talented and well-known singer/songwriter/educator whom I reached out to after hearing him perform at my niece's elementary school; Brian Main is an award-winning illustrator/creator of the beautiful *lil' red* storybook app. He also recently worked as an animator and background designer on the award-winning Old Man's Journey app which won an Apple's Design Award and Apple's Game of the Year on iPad for 2017. We have worked together for 5 years.

I, along with my core network of collaborators, have diverse talents and skill sets in education as well as digital content creation including creative idea generation, storytelling, design, content and technical production, post production, and final delivery. We are all parents of different ages and generations, with children of varying ages. We are also creative technologists who can evaluate the latest technologies with respect to what is the appropriate medium and tools to use to best reach our audience. Additionally, we rely on research conducted by trusted organizations such as The Joan Ganz Cooney Organization, Common Sense Media, and KIDMAP (Kids' Inclusive and Diverse Media Action Project) to inform our educational content.

Developing core cognitive skills in preschoolers is extremely important, as is sparking their imagination and instilling in them a love of learning and a thirst for knowledge that will provide them with benefits for a lifetime. When I was growing up, television was the medium to reach our target audience, especially in cases where families could not afford preschool. Today, in addition to TV, the appropriate mediums are smart phones and tablets. However, with the increasing amount of media content being made available, it is often difficult for parents to navigate through it all. Research from the Joan Ganz Cooney Foundation has revealed:

- Parents are likely to find a different caliber of apps depending on where they look
- Parents are looking for age-appropriate apps
- Research suggests that children learn well through co-use; most apps are single-user
- Most apps do not mention specific benchmarks of educational quality
- Most apps do not allow for parent feedback

In developing our content we are addressing each of these issues. We recently received an independent 5-star review from bestappsforkids.com for our 'Alligator in the Elevator' series that demonstrated point by point that our proof of concept accomplished these goals.

Sales, Supply Chain & Customer Base

Direct sales of our mobile apps are through the respective app marketplaces, on the App Store for iOS, and on Google Play for Android. Our current target customers are

parents, caregivers, and educators of preschool-age children. We are also exploring television production opportunities where content may be distributed through video-on-demand services or through more traditional television outlets.

We are maintaining a destination portal littleStarship.net that will provide direct links to our content on the app marketplaces and be a centralized location access to our original media content as well as for quality curated content. We will acquire customers through social media marketing; sponsorships; and partnerships with schools.

Liabilities and Litigation

Our current apps and those planned for the near future are based on songs licensed for use from singer/songwriter Rick Charette. In creating these apps we are developing original characters and intellectual property that we own. This may provide us with licensing opportunities that may provide us with an additional revenue source. This may also involve additional legal costs in protecting these intellectual properties.

Competition

It seems a lot of the apps in the market today may be engaging and entertaining but lack substantial educational value and then there are other apps that may have more educational content but are not as engaging. There is a wealth of content available but not quality content, that meets each of the criteria pointed out by the Joan Ganz Cooney Foundation research. This is a problem we aim to solve. We are providing parents with a trusted mark and recognizable source for safe, engaging, educational multimedia content for their children, Little Starship(R); and producing entertaining and educational multi-platform interactive software apps, and video content that meets all the criteria suggested by the research; and we are maintaining a destination portal that is a centralized location for quality curated and original media content for children, littleStarship.net.

We understand how to cost-effectively produce a quality, engaging, interactive multimedia product that kids are drawn to and that meets the educational standards and goals we aspire to. Our success will be reliant on our quality and attention to detail, and that we are targeting a specific age-group, and we are seamlessly integrating music, sound design, storytelling and educational content in a way not done by our competitors.

The team

Officers and directors

Krishna Ramnath	Managing Member

Krishna Ramnath

Krishna is a creative director, designer, and developer with 20 years of diverse interactive development experience and television production experience. He has worked for some of the top worldwide advertising agencies, including Big Spaceship,

SapientNitro, Havas Worldwide, Saatchi & Saatchi, Mundocom, MRM//McCann, developing online digital advertising content including ads, games, and animation. His expertise encompasses all aspects of digital content creation including creative idea generation and design, user experience and interface design, technical production and development, video pre-production, production, and post-production, audio production, product testing, final product delivery and marketing. He is also a father of three girls. He started Little Starship Productions to produce projects that are fun and entertaining for both kids and parents; that will encourage imagination and exploration, and that will help children develop a love for learning. Positions and offices held within the past three years: Founder, Managing Member IBTY LLC d/b/a Little Starship Productions June 2012- present Senior Technologist/Frontend Developer (Freelance) - Big Spaceship - Brooklyn, NY November 2017 – January 2018 - Juice Pharma Worldwide - New York, NY September 2017 - November 2017 - MRM//McCann - New York, NY February 2016 – May 2016 Manager UX/UI Design Ann Inc. - New York, NY October 2013 – July 2015 User Experience Lead, Frontend Developer (Freelance) SapientNitro - New York, NY February 2013 – October 2013 Sr. Creative Technologist Havas Worldwide (formerly Euro RSCG) - New York, NY December 2010 – Jan. 2013

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Little Starship's shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require

bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **Any valuation at this stage is difficult to assess.** The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **If the Company cannot raise sufficient funds it will not succeed.** The Company is offering shares in the amount of up to $100,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."
- **We face significant market competition.** The educational app market is well-developed and highly competitive. There are several large and established publishers/developers with the talent, economic resources needed to develop a competitive product. Many of these publishers/developers also have well-recognized brand names and large advertising/marketing budgets that could enable them to successfully market and sell a competitive product. The advantage they will have because of their scale could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs, then the value of your investment would be greatly diminished.
- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing and advertising and by pricing our products accordingly. Our marketing efforts or pricing strategies may not generate a significant increase in sales volume. If this is the case, we may be

forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the members at that time, or inappropriate for any number of reasons. Because your return on this investment may be tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the educational app market at the time of the sale, the cost of capital, and the perceived synergies between our Company and the investor.
- **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.** Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **The shares that you are buying are Class B Nonvoting Capital Interests.** The capital interest(s) that you are buying are considered nonvoting capital interest(s). This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.
- **You have limited transferring rights in connection to the capital interest(s) that you are buying.** Any capital interest purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the capital interest that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the capital interest back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **You may be affected in the future through dilution if we need to raise more money.** The Company might not sell enough Class B Nonvoting Capital Interests in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the capital interests we are offering now, the company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.
- **LittleStarship.net can be potentially vulnerable to hackers and cyber-attacks.** As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Little Starship's platform or in its computer systems could reduce the attractiveness of Little Starship's

platform and result in a loss of investors and customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on Little Startship could harm our reputation and materially negatively impact our financial condition and business.

- **Interruptions or performance problems associated with our software solutions, platform and technology may adversely affect our business and operating results.** Our business will depend in part on the ability of our potential customers to access our platform at any tie. Our platform is proprietary, and we will rely on the expertise of members of our software development teams for its performance. We may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within and acceptable period of time. If our platform is available or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. In addition, our infrastructure does not currently include the real-time mirroring of data. Therefore, in the event of any factors described above, or other failures of technologies our business may be adversely affected and harm our operating results.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Krishna Ramnath, 100.0% ownership, Class A Voting Capital Interests

Classes of securities

- Class A Voting Capital Interests: 5,000

Voting Rights *(of this security)*

The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under New York Limited Liability Company Law or under the Operating Agreement for IBTY LLC, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when the Member's Voting Capital account is divided by the total of all of the Voting Capital accounts.

Distributions

Subject to applicable law and any limitations elsewhere in the Operating Agreement for IBTY LLC, the Voting Members shall determine the amount and timing of all distributions of cash, or other assets, by the Company. Except as otherwise provided in the Operating Agreement for IBTY LLC, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in the Operating Agreement for IBTY LLC, the decision as to whether to make distributions shall be within the sole discretion of the Voting Members.

All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

The Company is prepared to issue Schedule K-1 (Form 1065)s to all members to report their share of the Company's income, deductions, credits, etc. as outlined in the Operating Agreement for IBTY LLC and required by law.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class A Voting Capital Interest(s) are entitled to share in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Capital Interest(s) as explained in ARTICLE VIII of the Operating Agreement for IBTY LLC.

- Class B Nonvoting Capital Interests: 0

Voting Rights *(of this security)*

Members who own interests only in Nonvoting Capital ("Nonvoting Members") shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by the Operating Agreement for IBTY LLC, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to the Operating Agreement for IBTY LLC only if he signs such amendment.

Distributions

Subject to applicable law and any limitations elsewhere in the Operating Agreement for IBTY LLC, the Voting Members shall determine the amount and timing of all distributions of cash, or other assets,by the Company. Except as otherwise provided in the Operating Agreement for IBTY LLC, all distributions

shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in the Operating Agreement for IBTY LLC, the decision as to whether to make distributions shall be within the sole discretion of the Voting Members.

All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement,cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

The Company is prepared to issue Schedule K-1 (Form 1065)s to all members to report their share of the Company's income, deductions, credits, etc. as outlined in the Operating Agreement for IBTY LLC and required by law.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Capital Interest(s) are entitled to share in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Capital Interest(s) as explained in ARTICLE VIII of the Operating Agreement for IBTY LLC.

What it means to be a Minority Holder

As a holder of Class B Nonvoting Capital Interest(s), you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with

each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and did not anticipate doing so until we had completed the building and delivery of our first set of paid-for apps, which we do not anticipate occurring until October 2018. We have very little overhead. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. Our biggest expense is human resources, paying our staff to create our apps. Our next biggest expense will be marketing and advertising, to let the public know our products are available.

Financial Milestones

As of January 1st, 2018, we will have surpassed 3500 downloads of our first set of free apps.

Beginning in October of 2018 we will begin to offer our first set of paid-for apps on the App Store and Google Play. This will be the first source of revenue for the company. We plan to spend a portion of the money raised from this campaign on marketing and advertising to build upon the brand recognition established with the first 3500 free downloads to generate sales of the new set of paid-for apps.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. We do have very little overhead. If the company is successful in this offering, based on our forecast, with the liquidity of the anticipated full raise amount, we will likely seek to continue to raise capital via crowdfunding offerings, equity or debt issuances, or any other method available to the company. We anticipate that we can operate the business for 12 months without revenue generation. We anticipate generating our first revenue upon completion of the building and delivery of our first set of paid-for apps, in October 2018.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$500,000.00

The price of the shares merely reflects the opinion of the board as to what would be fair market value. We estimate that with the full amount of this crowdfunding effort we could increase our app library to 30 individual app offerings within 6 months. It would take sales of 178,571 units across all 30 apps @ a price of $3.99 per app and proceeds of $2.80 per app. to gross $500,000. That's 5,952 units per title. If we sold 500 units of each title per month we could accomplish this in one year's time. That is not taking into account a subscription model where @ $10 per month we could gross $500,000 in one year's time with 4167 subscribers @ $10 per month or 8334 subscribers @ $5 per month.

USE OF PROCEEDS

We are raising capital to complete production on a large enough library of apps so that the revenue from sales can ultimately pay for our marketing efforts and sustain our production schedule.

Fortunately, our experience with technology and software development has allowed us to devise extremely cost-efficient production methods. Utilizing re-usable code and re-usable animation assets along with smart design architecture we keep production costs quite low and profit margins high.

Also, our strategic licensing arrangement with Rich Charette/Pine Point Record Co. gives us access to a large library of quality family-friendly educational content to expand upon that comes with a built-in audience.

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $90,000 over the course of that time as follows:

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1000	$10000
Escrow Fees	$1	$10
Professional Fees	$500	$500
Net Proceeds	$8,499	$89,490
Use of Net Proceeds:		
R& D & Production	4499	$44,750
Marketing	4000	$39,750

Working Capital		$4990
Total Use of Net Proceeds	$8,899	$89,490

Money raised will be prioritized in approximately the following manner:

- Legal, accounting, StartEngine fees (10%)
- R&D & Production (45%)
- Marketing and Advertising (40%)
- Working Capital (5%)

R&D & Production will consist of the following:

- Salary costs for completing production on the following:
    - Complete production on 'Alligator in the Elevator' Sliding Tiles app
    - Complete production on 'Alligator in the Elevator' Tag, You're It! app
    - Complete production on 5 additional 'Alligator in the Elevator' supporting apps
    - Complete production on 'I Love Mud' app series design guidelines, and app animation library
    - Complete production on 5-10 'I Love Mud' apps
    - Complete production on design guidelines, and app animation library for as yet unnamed Rick Charette tune themed app series
    - Complete production on 5-10 apps in this yet unnamed Rick Charette tune themed app series

Marketing & Advertising

- Targeted social media advertising campaigns promoting Little Starship and each of the app series via Facebook ads, Twitter and Instagram ads/posts as well as digital display ads on targeted niche parenting and educational sites

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or

directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://www.littleStarship.com. The company will make annual reports available on its website in the footer labeled 'annual report'. The annual reports will be available within 60 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR IBTY LLC

[See attached]

I, Krishna Ramnath, the Principal Executive Officer of IBTY LLC d/b/a Little Starship Productions, hereby certify that the financial statements of IBTY LLC d/b/a Little Starship Productions and notes thereto for the periods ending December 31st, 2016 and December 31st, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the years 2016 and 2017 IBTY conducted business as a single-member LLC that was disregarded for tax purposes.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of May 01, 2018.

____

Principal Member, Chief Creative Officer/Chief Technical Officer

05/01/2018

IBTY LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

IBTY LLC
Index to Financial
Statements (unaudited)

	Pages
Consolidated Balance Sheet For the period ending December 31	4
Income Statement For the year ending December 31	5
Statement of Cash Flows For the year ending December 31	6
Statement of Stockholder's Equity For the year ending December 31	7

Little Starship Productions, LLC
Consolidated Balance Sheet
For the period ending December 31

	2017	2016
ASSETS		
Current Assets		
Checking/Savings	$ -	$ -
Accounts Receivable, net	-	-
Inventory	-	-
Prepaid Expenses	-	-
Other Assets	-	-
Total Current Assets	-	-
Total Fixed Assets, net	-	-
Other Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	-	-
Accrued Expenses	-	-
Taxes Payable	-	-
Total Current Liabilities	-	-
Long Term Liabilities		
Long term debt	-	-
Total Long Term Liabilities	-	-
Total Liabilities	-	-
Equity		
Capital Stock/Member's Equity	24,228	22,153
Member Draws	-	-
Retained Earnings/(Deficit)	(24,228)	(22,153)
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -

Little Starship Productions, LLC
Income Statement
For the year ending December 31

	2017	2016
Revenue	$ -	$ -
Costs and expenses:		
Marketing and sales	846	94
General and administrative	1,229	2,140
Total costs and expenses	2,075	2,234
Income from operations	(2,075)	(2,234)
Interest and other income (expense), net	-	-
Income before provision for income taxes	(2,075)	(2,234)
Provision for income taxes	-	-
Net income	$ (2,075)	$ (2,234)

Little Starship Productions, LLC
Statement of Cash Flows
For the year ending December 31

		2017		2016
Cash flows from operating activities				
Net income	$	(2,075)	$	(2,234)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization				
Share-based compensation				
Deferred income taxes				
Tax benefit from share-based award activity				
Other				
Changes in assets and liabilities:				
Accounts receivable		-		-
Prepaid expenses and other current assets				
Other assets				
Accounts payable		-		-
Accrued expenses and other current liabilities				
Deferred revenue and deposits				
Long Term Debt		-		-
Other liabilities				
Net cash provided by operating activities		(2,075)		(2,234)
Cash flows from investing activities				
Purchases of property and equipment		-		-
Purchases of common stock		2,075		2,234
Sales of marketable securities				
Member Draws		-		
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets				
Change in deposits				
Net cash used in investing activities		2,075		2,234
Cash flows from financing activities				
Taxes paid related to net share settlement of equity awards				
Principal payments on capital lease and other financing obligations				
Repurchases of common stock				
Other financing activities, net				
Net cash used in financing activities		-		-
Net (decrease) increase in cash and cash equivalents		-		-
Cash and cash equivalents at beginning of period		-		-
Cash and cash equivalents at end of period	$	-	$	-

Little Starship Productions, LLC
Statement of Stockholder's Equity
For the year ending December 31

	Preferred Stock		Common stock		Additional Paid-in Capital	Other Activity	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ 19,919	$ -	$ -	$ (19,919)	$ -
Issuance of founders stock	-	-		-	-	-	-	-
Shares issued for services	-	-		-	-	-	-	-
Contributed capital	-	-		2,234	-	-	-	2,234
Stock option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	-	(2,234)	(2,234)
December 31, 2016	-	-	-	22,153	-	-	(22,153)	-
Shares issued for debt conversion	-	-	-	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	2,075	-	-	-	2,075
Member Draws	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(2,075)	(2,075)
December 31, 2017	-	$ -	-	$ 24,228	$ -	$ -	$ (24,228)	$ -

NOTE 1 – NATURE OF OPERATIONS

IBTY LLC is was formed on 6/5/2012 ("Inception") in the State of NY. The financial statements of IBTY LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

IBTY LLC is developing and producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood. Our aim is to provide parents, caregivers, and educators with a single recognizable source for safe, engaging, educational multimedia content.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent

information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from we had completed the building and delivery of our first set of paid-for apps, which we do not anticipate occurring until October 2018.

Income Taxes
The Company is taxed as an LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has not had any material terms of indebtedness.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- The Company has no short-term and long-term contractual obligations with the suppliers for future purchases.
- The Company has no capital expenditure commitment contracted but not yet incurred.
- The Company has no non-cancelable operating leases, long term leases (>1 year) of property, land, facilities or equipment.
- The Company has no unused letters of credit or obligations to reduce debt.

NOTE 5 – MEMBERS' EQUITY

LLC Capital Interests
Two existing classes of security have been created: Class A Voting Capital Interests with 5,000 issued and and Class B Nonvoting Capital Interests with 0 issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31,2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Blake A.

Little Starship Productions is pending **StartEngine Approval.**



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Little Starship Productions

Producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills.

Small OPO · BROOKLYN, NY · Education · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share





ages
3-5
Time: 2:53



ages
2-4
Score: 350 Time: 1:07

Helping Preschoolers Develop Cognitive Learning Skills

Invest in Little Starship Productions

"As a parent, caregiver or educator, you may have noticed it has become increasingly difficult to navigate through all the new media content that is readily available for you and your children. **Our aim is to provide you with a single recognizable source for safe, engaging, educational multimedia content.**

At **Little Starship Productions** we are developing and producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood.

We are parents, artists, and educators with over 50 combined years of experience creating interactive multimedia. In addition to creating original content, we are continually searching the Internet for the type content we love, that meets the standards we apply to our work and that we can't wait to share with our children, our families and you.

The featured or most popular apps on an app store may be very different from those highlighted by review sites. Most popular apps may not be as highly rated as other apps for any number of reasons—so parents need to look beyond the lists of top apps in the storefronts.

In addition to creating original iOS and Android mobile apps and videos, we are in the process of creating a Website to provide you with a single location to access this quality content for your children that will help stimulate their imagination and foster their love for learning. **Visit our site, LittleStarship.net for our latest recommendations for the best interactive content available for preschoolers.**

Rest assured; you can trust that when you see the Little Starship logo, what follows will be safe for your children, engaging, educational and fun for you and your family."

- Krishna Ramnath
Founder | Little Starship Productions

The Offering

Investment

$100/Class B Nonvoting Capital Interest | When you invest you are betting the company's future value will exceed $600,000.

Perks*

$100 — If you invest $100, you will receive:
Access to the exclusive investor-only activity feed.
$300 — If you invest $300, you will receive an invitation to:
Participate in Beta Testing.
$600 — If you invest $600, you will receive the opportunity to:
Provide Development Input.
$1200 — If you invest $1200, you will receive:
Production Credit.
$1800 — If you invest $1800, you will receive:
Exclusive behind the Scenes Artwork.

*All perks occur after the offering is completed.

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

"An investment in knowledge pays the best interest."

Benjamin Franklin

What We've Accomplished So Far

The first three educational mobile apps for preschoolers from **Little Starship Productions** are now available for free download on the ***App Store*** and on ***Google Play***. Inspired by the classic tune, ***'Alligator in the Elevator'*** by children's singer/songwriter **Rick Charette**, each app contains an animated cartoon video for the song along with fun learning activities. All three apps have been receiving 5-star reviews from customers and app review sites. For more info visit our website.


the Alligator in the Elevator™

The Reviews are in...

"Alligator in the Elevator Matching Game is a highly entertaining app perfect for helping toldders and preschoolers build critical memory kills and language skills, as well as for encouraging language play that will improve later reading and writing skills...

This app is one of a set of three marvelously appropriate toddler/preschooler pastimes. The other two apps in this series from developed Little Starship Productions include Alligator in the Elevator Jigsaw Puzzles, and Alligator in the Elevator 123 and are definitely worth a look if you have children in this age group."

BestAppsForKids.com

Our Products


Alligator in the Elevator™
Matching Game
1 2 3


Music copyright © Pine Point Record Co.
Visuals copyright © 2016 Little Starship Productions. All Rights Reserved.

iOS and Android apps


the Alligator in the Elevator™
Matching Game
Jigsaw Puzzles
1 2 3
Download on the App Store
ANDROID APP ON Google Play


I mud™

Rick Charette



Rick Charette has recorded 11 CDs and 3 DVDs. Over the past 30 years his catchy songs like "I Love Mud", "Alligator in the Elevator" and "Bubble Gum" have become favorites of several generations of parents and children alike throughout the US. Rick Charette and Pine Point Record Co. have granted us permission to use Rick's catalog of songs including "Alligator in the Elevator", "I Love Mud", and "Bubble Gum" to create original interactive multimedia properties.

"Krishna has a keen understanding of early childhood. His work will certainly entertain children and stimulate their learning as well."
-- Rick Charette | Singer/Songwriter/Educator


the Alligator in the Elevator™
I mud™

What Makes Our Products Different

We follow guidelines and suggestions for children's app development published by trusted and respected organizations such as The Joan Ganz Cooney Center at Sesame Workshop, Fred Rogers Center for Early Learning & Children's Media, CommonSenseMedia.org and KIDMAP (Kids' Inclusive and Diverse Media Action Project) when developing our apps for preschoolers.

the Joan Ganz Cooney Center | FRED ROGERS CENTER for early learning and children's media at Saint Vincent College | common sense media | kidmap

* We independently follow guidelines published by these respected organizations. We have not received any endorsement from these organizations.

The featured or most popular apps on an app store may be very different from those highlighted by review sites. Most popular apps may not be as

The featured or most popular apps on an app store may be very different from those highlighted by review sites. Most popular apps may not be as highly rated as other apps for any number of reasons—so we encourage parents to look beyond the lists of top apps in the storefronts.

What Sets Little Starship® Apart

Age-appropriate Content

We provide a specific age range or developmental stage in the descriptions of all our Little Starship® apps.

Co-Play

Parents are a child's first and most important teachers. **Our preschool apps are designed so that they can be co-played by either a parent and child or two children together.**

Educational Quality Benchmarks

We involve child development experts in the production of our apps as well as providing our audience with the guiding curriculum or educational theories behind our apps.

Opportunities To Provide Feedback

We encourage your feedback. At Little Starship Productions we involve parents at every stage of development. Parents and educators have the power to influence design!

And more...

Tap the 'info' button on any Little Starship app to find the kind of research that has been conducted to support our app's claims to teach specific skills or concept.

We encourage parents and educators to voice questions and concerns with any of our apps. They can leave a review. **We count on parents to help influence the quality of our apps.**

Our Internet portal


LittleStarship.net
Quality Multimedia Content for Preschoolers
HOME
CONTENT
ABOUT US
BECOME A PATRON
Apps
Videos
Music
Books
Gifts
Store
LittleStarship.net
As a parent, caregiver or educator, you may have noticed it has become increasingly difficult to navigate through all the new media content that is readily available for you and your children.
We are in the process of building this site to provide you with a single location to access quality multi-platform content for kids that will help stimulate their imagination and foster their love for learning.
Provide your email address and suggestions, and we will keep you posted throughout the development process as we launch, expand and grow the site.
We are building this site for you, and we value your input.
HELP US IMPROVE THIS EXPERIENCE >>
Apps

Market and Industry

Commenting on the **Global Education Apps Market 2015-2019*** research report, an analyst said: "Game-based learning is designed to impart knowledge on a specific subject matter

This report covers Americas, APAC, and EMEA; it also covers the landscape of the market and its growth prospects in the coming years.

To calculate the market size, this report considers revenue generated from the sales of gamification solutions for end-users including K-12 schools and Higher education institutes.

with the help of interactive measures, leading to set defined outcomes. It allows users to play the game multiple times, allowing them to master the game, which consequently results in better understanding of the topic."

Analysts forecast the **global education gamification market** to grow at a CAGR of 64.34% over the period 2014-2019. The report, **Global Education Gamification Market 2015-2019***, has been prepared based on an in-depth market analysis with inputs from industry experts.

It includes a discussion of the key vendors operating in this market.

Today millions of Educational apps are available in the market and this is one of the most rapidly growing industries these days. But the question is why education sector is so popular compared to all other inductors.

The reason is very simple kids now learn to "swipe" before they can tie their shoes. Also learning from apps can be more interactive and fun than the traditional way of education. Parents can also participate with their active involvement in learning process though app learning.

Significant Market Findings

A quick look at the number of "Education" apps on the App Store today lists 80,000 apps in the category.

Google Play lists approx. 213,000 in the category, with 5% (about 10000) having more than 50,000 downloads. About 27,000, or 13%, are paid apps, which is a good number compared to other categories. The average price, just under $5, is also one of the higher-priced categories.

Paid apps for the Education category can sometimes garner higher prices than games do since the payoff is knowledge and learning – parents are likely to invest in their children's education more often than in their entertainment, especially if the product purports to provide a bit of both.



Market volume
40
30
20
10
0
3.4
4.4
5.6
7.3
9.5
12.4
16.2
28.3
37.8
21.4
2011
2012*
2013*
2014*
2015*
2016*
2017*
2019*
2020*
2028*

Source: Technavio.com

The Stats

Statistics show by 2017 there will be 268 billion app downloads worldwide. 10% of app downloads are in the education category, 26.8 billion.



Best
APPS for
KIDS

- Within education, apps for toddlers/preschoolers are the most popular age category (58%) and experienced the greatest growth (39%) - 16.6 billion.
- Through 2017, the paid educational app market is projected to grow at 180 percent. That same year, spending on worldwide mobile education is expected to reach 16.2 billion US dollars, up from 3.4 billion US dollars in 2011.
- Free educational app growth rate for 2012-2017 is projected at 239%.
- Paid educational app growth rate for 2012-2017 is projected at 180%.
- Over 80% of the top selling paid apps in the Education category of the iTunes Store target children.
- In 2009, almost half (47%) of the top selling apps targeted preschool or elementary aged children.
- That number has increased to almost three quarters (72%).
- The percentage of apps for children has risen in every age category, accompanied by a decrease in apps for adults.
- Apps for toddlers/preschoolers are the most popular age category (58%), and experienced the greatest growth (23%).
- General early learning is the most popular subject (47%), and there are significantly more general early learning apps than the second most popular subject (math, 13%).

Sources: Statista.com, Joanganzcooneycenter.org

Help us in our mission to produce multi-platform interactive software apps, and video content that help preschool-age children develop fundamental cognitive skills.

Invest in Little Starship Productions today!

IBTY LLC

IBTY LLC Launches!

IBTY LLC is formed to specialize in creating and developing original multi-platform intellectual properties, interactive software apps, and video content.

June 2012

Little Starship

Little Starship Animated Logo Intro Completed

Animation and editing complete for our Little Starship animated logo intro which we will use ahead of each of our apps and videos.

July 2012


KICKSTARTER
Alligator in the Elevator

KICKSTARTER campaign launches!

we are raising funds to help offset the costs of the design phase of production for the 'Alligator in the Elevator: Learn to Count' app.

November 2014



Alligator in the Elevator Music Video completed

Next stop: a $5M raise from Regulation A+ crowdfunding

July 2015



'ALLIGATOR IN THE ELEVATOR' ONLINE STORE NOW OPEN!

Cafe Press shop opened to sell merchandise to raise money to complete app.

October 2015

MEDIA CENTER

Little Starship receives grant from Made in NY and IFP

Little Starship along with eight other early-stage projects representing innovative approaches to diverse disciplines have been designated to receive Made in NY Entrepreneur Innovation Grants.

November 2015


Matching Game

Beta Test for first Alligator in the Elevator apps begins

Beta test begins for Alligator in the Elevator Matching game and Alligator in the Elevator Jigsaw Puzzles for Android devices.

September 2016


Alligator in the Elevator

Alligator in the Elevator apps launch on App Store and Google Play

First three Alligator in the Elevator apps available for download for iOS and Android devices.

October 2016

Best APPS for KIDS

Alligator in the Elevator app receives 5-star review from Best Apps for Kids

Review from bestappsforkids.com helps to validate our hard work!

December 2016


Sliding Tiles

Alligator in the Elevator Sliding Tiles

We will release the 4th app in the Alligator in the Elevator app series for iOS and Android devices. (ANTICIPATED)

September 2018


Tag, You're It!

Alligator in the Elevator Tag You're It!

We will release the 5th app in the Alligator in the Elevator app series for iOS and Android devices. (ANTICIPATED)

October 2018


I ♥ mud.

I Love Mud app series

Inspired by the classic song, 'I Love Mud' by Rick Charette; Designed to help children learn about empathy & understanding. (ANTICIPATED)

December 2018

In the Press

AWN.com Animation World Network | Technically Brooklyn | IndieWire | Best APPS for KIDS

SHOW MORE

Meet Our Team





Krishna Ramnath

Managing Member

Krishna is a creative director, designer, and developer with 20 years of diverse interactive development experience and television production experience. He has worked for some of the top worldwide advertising agencies, including Big Spaceship, SapientNitro, Havas Worldwide, Saatchi & Saatchi, Mundocom, MRM//McCann, developing online digital advertising content including ads, games, and animation. His expertise encompasses all aspects of digital content creation including creative idea generation and design, user experience and interface design, technical production and development, video pre-production, production, and post-production, audio production, product testing, final product delivery and marketing. He is also a father of three girls. He started Little Starship Productions to produce projects that are fun and entertaining for both kids and parents; that will encourage imagination and exploration, and that will help children develop a love for learning. Positions and offices held within the past three years: Founder, Managing Member IBTY LLC d/b/a Little Starship Productions June 2012- present Senior Technologist/Frontend Developer (Freelance) - Big Spaceship - Brooklyn, NY November 2017 – January 2018 - Juice Pharma Worldwide - New York, NY September 2017 - November 2017 - MRM//McCann - New York, NY February 2016 – May 2016 Manager UX/UI Design Ann Inc. - New York, NY October 2013 – July 2015 User Experience Lead, Frontend Developer (Freelance) SapientNitro - New York, NY February 2013 – October 2013 Sr. Creative Technologist Havas Worldwide (formerly Euro RSCG) - New York, NY December 2010 – Jan. 2013



Jennifer Dumlao

Educational Content Director

Jennifer is a Yale graduate with 12 years of integrated experience in advertising, marketing, promotions, social media, mobile & emerging platforms, music and entertainment industries. She received her bachelor's degree in Sociology with a focus on Media, Education, and Psychology. For two years Jennifer acted as Administrator and Teacher for the Brooklyn Saplings Co-Operative Play School that she founded in 2012 for our 2 and 3-year-old daughters along with 8 of their peers in our Prospect Heights neighborhood in Brooklyn, NY. She is now a member of the Board of Trustees at The Co-op School, a nonprofit cooperative elementary school in Bedford-Stuyvesant, Brooklyn NY. Additionally, she has 15 years of performance and club DJ experience all over NYC and the globe, and nine years of long-form improv comedy, acting training/performance, and occasional freelance non-fiction writing and copywriting experience.



Brian Main

Art Director/Illustrator/Animator

Brian is an incredibly talented American-born artist & animator living in Vienna – Austria. He has worked on as a character designer, background artist, visual development artist, animator, and illustrator for several games apps & campaigns. Brian is the creator of the highly-acclaimed lil'Red storybook app. He also recently worked as an animator and background designer on the award-winning Old Man's Journey app which won an Apple's Design Award and Apple's Game of the Year on iPad for 2017.



Rick Charette

Singer/Songwriter/Educator

Rick Charette is a singer and songwriter and educator. He has become known for his catchy songs like "I Love Mud," "Alligator in the Elevator" and "Bubble Gum" that have made him a favorite of parents and children alike throughout the US. Rick travels throughout the country performing on acoustic guitar for children and families both at schools and concert halls. He has recorded 12 CDs, 3 DVDs and has also published two books.

Offering Summary

Maximum 1,000* LLC Class B Nonvoting Capital Interests ($100,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100 LLC Class B Nonvoting Capital Interests ($10,000)

Company	IBTY LLC d/b/a Little Starship Productions
Corporate Address	1155 E 35th Street B3, Brooklyn, NY

Description of Business	At Little Starship Productions we are developing and producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood. Our aim is to provide a single recognizable source for safe, engaging, educational multimedia content.
Type of Security Offered	Class B Nonvoting Capital Interests
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Perks*

$100 — If you invest $100, you will receive:

Access to the exclusive investor-only activity feed.

$300 — If you invest $300, you will receive an invitation to:

Participate in Beta Testing.

$600 — If you invest $600, you will receive the opportunity to:

Provide Development Input.

$1200 — If you invest $1200, you will receive:

Production Credit.

$1800 — If you invest $1800, you will receive:

Exclusive behind the Scenes Artwork.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

IBTY LLC d/b/a Little Starship Productions will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any interests you purchase. For example, if you buy 10 Class B Nonvoting Capital Interests at $100 / share, you will receive 1 Class B Nonvoting Capital bonus interests, meaning you'll own 11 Class B Nonvoting Capital Interests for $1,000. Fractional interests will not be distributed and share bonuses will be determined by rounding down to the nearest whole interest.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Campaign Video Transcript

[short music intro plays]

[on-screen graphic]

"An investment in knowledge pays the best interest."

— Benjamin Franklin

(little girl)

"Imagination!...Little Starship!"

[Rick Charette singing "Alligator in the Elevator"]

[on-screen graphic]

At Little Starship Productions we are developing and producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood.

[on-screen graphic]

With an increasing amount of media content being made available to children every day...it has become increasingly difficult to navigate through it all.

[on-screen graphic]

Our aim is to provide parents, caregivers, and educators with a single recognizable source for safe, engaging, educational multimedia content.

[on-screen graphic]

What sets Little Starship apart from the rest?

☒Age-appropriate Content

☒Educational Quality Benchmarks

☒Co-Play

☒Opportunities To Provide Feedback

[on-screen graphic]

Our first preschool learning app series available on the App Store and Google Play has been well received by both the public and online app review sites such as BestAppsForKids.com.

[on-screen graphic]

Rick Charette and Pine Point Record Co. have granted us permission to use Rick's extensive catalog of songs including "Alligator in the Elevator", "I Love Mud", and "Bubble Gum" to create original interactive multimedia properties.

(little girl)

"Imagination!...Little Starship!"

[on-screen graphic]

For more info visit littleStarship.com

Alligator in the Elevator apps Video Transcript

(little girl)

"Imagination!...Little Starship!"

[Rick Charette singing "Alligator in the Elevator"]

[on-screen graphic]

Alligator in the Elevator(tm)

Matching Game

[video montage of Matching Game app screenshots and children using apps]

[on-screen graphic]

Alligator in the Elevator(tm)

Jigsaw Puzzles

[video montage of Jigsaw Puzzles app screenshots and children using apps]

[on-screen graphic]

Alligator in the Elevator(tm)

Jigsaw Puzzles

[video montage of 123 app screenshots and children using apps]

[on-screen graphic]

Alligator in the Elevator(tm)

[on-screen graphic]

Little Starship(R) logo

[on-screen graphic]

Alligator in the Elevator(tm)

Android app on Google Play icon

Download on the App Store icon

www.littleStarship.net

twitter: @littleStarship

facebook: /littleStarshipProductions

<u>I love mud app Video Transcript</u>

[Rick Charette singing "I Love Mud"]

[on-screen animation]

kids on a playground, one slides down a slide into mud;

mud covers camera lens and slides down to reveal graphic, "I love mud.(tm)"

[on-screen graphic]

I love mud(tm) app icon

Available soon!

ages 2-4

Download on the App Store icon

Android app on Google Play icon

littleStarship.net/apps

(little girl)

"Imagination!...Little Starship!"

[on-screen graphic]

LittleStarship.net

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

UNANIMOUS WRITTEN CONSENT OF THE BOARD OF MANAGERS
OF
IBTY LLC
a New York Limited Liability Company

The undersigned, being all of the directors of IBTY LLC d/b/a Little Starship Productions a New York Limited Liability Company (the "Company"), hereby consent, approve and adopt the following resolutions as if duly adopted at a special meeting of the Manager held for this purpose.

WHEREAS, it has been proposed that the Company adopt and acknowledge the new operating agreement titled "Operating Agreement for IBTY LLC" dated May 1, 2018 as the new operating agreement for IBTY LLC.

The Company has agreed to make null and void the operating agreement titled "IBTY LLC Operating Agreement" dated June 4, 2012.

General Authorization

RESOLVED FURTHER, that the Authorized Officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

RESOLVED FURTHER that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of May 1, 2018.

____
Name: Krishna Ramnath

Operating Agreement for IBTY LLC

A New York Limited Liability Company

This Operating Agreement (the "Agreement") is made effective as of May 1 2018, by and among and those Persons (the "Members") identified in Exhibit A. This replaces the Operating Agreement filed with New York State at the company's inception on June 4, 2012.

In consideration of the mutual covenants and conditions herein, the Members agree as follows:

ARTICLE I

ORGANIZATION

1.1 Formation and Qualification. The Members have formed a limited liability company (the "Company") under the New York Limited Liability Company Law (the "Law") by filing Articles of Organization with the New York Secretary of State.

1.2 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York, including the New York Limited Liability Company Act, (the "Act") as amended from time to time, without regard to New York's conflicts of laws principles. The rights and liabilities of the Members shall be determined pursuant to the Law and this Agreement. To the extent that any provision of this Agreement is inconsistent with any provision of the Law, this Agreement shall govern to the extent permitted by the Law.

1.3 Name. The name of the Company shall be "IBTY LLC." The business of the Company may be conducted under that name or, on compliance with applicable laws, any other name that the Voting Members deem appropriate or advisable. The Voting Members on behalf of the Company shall file any certificates, articles, fictitious business name statements and the like, and any amendments and supplements thereto, as the voting Members consider appropriate or advisable.

1.4 Term. The term of the Company commenced on the filing of the Articles of Organization and shall be perpetual unless dissolved as provided in this Agreement.

1.5 Office and Agent. The principal office of the Company shall be at such place or places of business within or without the State of New York as the Voting Members may determine. The Company shall continuously maintain a registered agent in the State of New York as required by the Law. The registered agent shall be as stated in the Certificate or as otherwise determined by the Voting Members.

1.6 Purpose of Company. The purpose of the Company is to engage in all lawful activities, including, but not limited to the following interactive activities:

- Developing and producing multi-platform software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood.
- Maintain a website that provides original and curated educational media content for preschool age children and their parents.

ARTICLE II

MEMBERSHIP INTERTESTS, VOTING AND MANAGEMENT

Section 2.1 Initial Members. The initial Members of the Company are the Members who are identified in Exhibit A.

Section 2.2 Classification of Membership Interests. The Company shall issue Class A Voting Capital ("Voting Capital"), to the Voting Members (the "Voting Members"). The Voting Members shall have

the right to vote upon all matters upon which Members have the right to vote under the Law or under this Agreement, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when the Member's Voting Capital account is divided by the total of all of the Voting Capital accounts.

The Company may issue Class B, Nonvoting Capital ("Nonvoting Capital"). Members may own interests in both Voting Capital and Nonvoting Capital. Members who own interests only in Nonvoting Capital ("Nonvoting Members") shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by this agreement, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to this agreement only if he signs such amendment.

Section 2.3 Percentage Ownership and Voting Interests. A Member's Ownership Interest ("Ownership Interest") is the total of his interests in Voting Capital and Nonvoting Capital, together with all of the rights, as a Member or Manager of the Company, that arise from such interests. The Percentage Ownership Interest ("Percentage Ownership Interest") of a Member shall be calculated by adding together that Member's Voting Capital Account and Nonvoting Capital Account, and then dividing this sum by the total of all of the Member's Voting Capital and Nonvoting Capital Accounts.

The Members shall have the initial Ownership, Percentage Ownership and Percentage Voting Interests in the Company that are identified in Exhibit A, immediately following the making of the capital contributions set forth therein.

Section 2.4 Management by Voting Members. The Voting Members shall manage the Company and shall have the right to vote, in their capacity as Managers, upon all matters upon which Managers have the right to vote under the Law or under this Agreement, in proportion to their respective Percentage Voting Interests in the Company. Voting Members need not identify whether they are acting in their capacity as Members or Managers when they act.

The Nonvoting Members shall have no right to vote or otherwise participate in the management of the Company. No Nonvoting Member shall, without the prior written consent of all of the Voting Members, take any action on behalf of, or in the name of, the Company, or enter into any contract, agreement, commitment or obligation binding upon the Company, or perform any act in any way relating to the Company or the Company's assets.

Section 2.5 Voting. Except as otherwise provided or permitted by this Agreement, Voting Members shall in all cases, in their capacity as Members or Managers of the Company, act collectively, and, unless otherwise specified or permitted by this Agreement, unanimously. Except as otherwise provided or permitted by this Agreement, no Voting Member acting individually, in his capacity as a Member or Manager of the Company, shall have any power or authority to sign for, bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose.

Unless the context requires otherwise, in this Agreement, the terms "Member" or "Members," without the qualifiers "Voting" or "Nonvoting," refer to the Voting and Nonvoting Members collectively; and the terms "Manager" or "Managers" refers to the Voting Members.

Section 2.6 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

Section 2.7 New Members. The Voting Members may issue additional Voting Capital or Nonvoting Capital and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved unanimously by the Voting Members; (ii) delivers to the Company his required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Voting Members shall reasonably require to so admit such new Member to the Company.

Upon the admission of a new Member or Members, as the case may be, to the Company, the capital accounts of Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

ARTICLE III

CAPITAL ACCOUNTS

3.1 Initial Capital Contributions. Each original Member to this Agreement shall make an initial Capital Contribution to the Company in accordance with Exhibit A, at the time of each Member's execution of this Agreement.

3.2 Capital Accounts. A separate capital account shall be maintained for each Member's ownership interest in Class A Voting Capital (the "Voting Capital Account") and Class B Nonvoting Capital (the "Nonvoting Capital Account").

The capital account of each Member shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member.

The capital account or accounts of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of his ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

Guaranteed Payments ("Guaranteed Payments") for salary, wages, fees, payments on loans, rents, etc., may be made to the Members. Guaranteed Payments shall not be deemed to be distributions to the Members on account of their Ownership Interests, and shall not be charged to the Members' capital accounts.

No Member shall be obligated to restore any negative balance in his Capital Account. No Member shall be compensated for any positive balance in his Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations. The Members agree that the initial Capital Accounts of the Members on the date hereof are as set forth in Exhibit A.

3.3 Additional Contributions. If, at any time or times hereafter, the Voting Members shall determine that additional capital is required by the Company, the Voting Members shall determine the amount of such additional capital and the anticipated time such additional capital will be required; whether such additional capital shall be provided by the Members by way of additional Capital Contributions or by way of loans from Members; whether additional Capital Contributions, if any, shall be of in the form of Class A Voting Capital or Class B Nonvoting Capital. No Member shall be obligated, at any time, to guarantee or otherwise assume or become liable for any obligations of the Company or to make any additional Capital Contributions advances or loans to the Company, unless such obligations are specifically accepted and agreed to by such Member.

In the event that additional Class A Voting Capital is to be issued, the Voting Members who exist immediately prior to such issuance shall be provided written notice of this intent, and shall be offered in such notice the opportunity to make additional capital contributions in Class A Voting Capital in proportion to their respective Percentage Voting Interests; provided that this right, if not exercised within ninety (90) days after such notice is received, shall expire automatically, unless this period is extended by the Voting Members. Any loans or additional capital contributions shall be voluntary.

The capital accounts of the Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately to reflect any transfer of an interest in the Company, distributions, or additional capital contributions.

ARTICLE IV

MANNER OF ACTING

4.1 Officers and Agents of the Company. The Voting Members may authorize any Member or Members of the Company, or other individuals or entities, whether or not a Member, to take action on behalf of the Company, as the Voting Members deem appropriate. Any Member may lend money to and receive loans from the Company, act as an employee, independent contractor, lessee, lessor, or surety of the company, and transact any business with the Company that could be carried out by someone who is not a Member; and the Company may receive from or pay to any Member remuneration, in the form of wages, salary, fees, rent, interest, or any form that the Voting Members deem appropriate.

The Voting Members may appoint officers of the Company who, to the extent provided by the Voting Members, may have and may exercise all the powers and authority of the Members or Managers in the conduct of the business and affairs of the Company. The officers of the Company may consist of a President, a Treasurer, a Secretary, or other officers or agents as may be elected or appointed by the Voting Members. The Voting Members may provide rules for the appointment, removal, supervision and compensation of such officers, the scope of their authority, and any other matters relevant to the positions. The officers shall act in the name of the Company and shall supervise its operation, within the scope of their authority, under the direction and management of the Voting Members.

Any action taken by a duly authorized officer, pursuant to authority granted by the Voting Members in accordance with this Agreement, shall constitute the Law of and serve to bind the Company, and each Member hereby agrees neither to dispute such action nor the obligation of the Company created thereby.

4.2 Meetings of Voting Members. No regular, annual, special or other meetings of Voting Members are required to be held. Any action that may be taken at a meeting of Voting Members may be taken without a meeting by written consent in accordance with the Law. Meetings of the Voting Members, for any purpose or purposes, may be called at any time by a majority of the Voting Members, or by the President of the Company, if any. The Voting Members may designate any place as the place of meeting for any meeting of the Voting Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

4.3 Notice of Meetings. In the event that a meeting of the Voting Members is called, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five nor more than sixty business days before the date of the meeting unless otherwise provided, either personally or by mail, by or at the direction of the Members calling the meeting, to each Voting Member. Notice of a meeting need not be given to any Voting Member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Voting Member.

4.4 Record Date. For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Voting Members or any adjournment thereof, the date on which notice of the meeting is provided shall be the record date for such determination of the Voting Members. When a determination of Voting Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

4.5 Quorum. Members holding at least 67% of the Voting Capital in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, a majority of the Voting Members so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice.

However, if the adjournment is for more than sixty days, or if after the adjournment a new record date is fixed for another meeting, a notice of the adjourned meeting shall be given to each Voting Member. The Voting Members present at a duly organized meeting may continue to transact business only as previously provided on the agenda until adjournment, notwithstanding the withdrawal during such meeting of that number of Voting Members whose absence would cause less than a quorum.

4.6 Voting. If a quorum is present, a unanimous vote of the Voting Members so represented shall be the act of the Members or Managers, unless the vote of a lesser proportion or number is otherwise required by the Law, by the Certificate or by this Agreement.

ARTICLE V

ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocations of Profits and Losses. Profits and Losses, after deducting Guaranteed Payments, shall be allocated among the Members in proportion to their Percentage Ownership Interests. Any special allocations necessary to comply with the requirements set forth in Internal Revenue Code Section 704 and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Voting Members deem these actions to be appropriate.

5.2 Distributions. Subject to applicable law and any limitations elsewhere in this Agreement, the Voting Members shall determine the amount and timing of all distributions of cash, or other assets, by the Company. Except as otherwise provided in this Agreement, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in this Agreement, the decision as to whether to make distributions shall be within the sole discretion of the Voting Members.

All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

5.3 Form of Distribution. No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

ARTICLE VI

TRANSFER AND ASSIGNMENT OF INTERESTS

6.1 Resignation of Membership and Return of Capital. For a period of one (1) year after the Articles of Organization for the Company are filed ("the filing"), no Member may voluntarily resign his membership in the Company, and no Member shall be entitled to any return of capital from the company, except upon the written consent of all of the other Voting Members. During the second year after the filing, a Member may voluntarily resign his membership, but such Member shall be entitled to receive from the Company only the book value of his Ownership Interest, adjusted for profits and losses to the date of resignation, unless otherwise agreed by written consent of all of the other Voting Members. Subsequent to the second year after filing, a Member may voluntarily resign his membership and shall be entitled to receive from the Company the fair market value of his Ownership Interest, adjusted for profits and losses to the date of resignation. Fair market value may be determined informally by unanimous agreement of all of the Voting Members, including the resigning Member. In the absence of an informal agreement as to fair market value, the Voting Members shall hire an appraiser to determine fair market value. The cost of any appraisal shall be deducted from the fair market value to which the resigning Member is entitled. The other Voting Members

may elect, by written notice that is provided to the resigning Member within thirty (30) days after the resignation date, for the Company to purchase the resigning Member's Interest (whether the interest is being purchased at book value or fair market value) in four (4) equal annual installments, with the first installment being due sixty (60) days after the Member's resignation.

6.2 Death of a Member. Upon the death of a Member, the Member's estate or beneficiary or beneficiaries, as the case may be, shall be entitled to receive from the Company, in exchange for all of the deceased Member's Ownership Interest, the fair market value of the deceased Member's Ownership Interest, adjusted for profits and losses to the date of death. Fair market value may be determined informally by a unanimous good-faith agreement of all of the Voting Members. In the absence of an informal agreement as to fair market value, the Voting Members shall hire an appraiser to determine fair market value. The cost of any appraisal shall be deducted from the fair market value to which the deceased Member's estate or beneficiary or beneficiaries is or are entitled. The Voting Members may elect, by written notice that is provided to the deceased Member's estate or beneficiary or beneficiaries, within thirty (30) days after the Member's death, to purchase the deceased Member's Ownership Interest over a one-year (1 year) period, in four (4) equal installments, with the first installment being due sixty (60) days after the Member's date of death. Unless otherwise agreed unanimously by the Voting Members, prior to the completion of such purchase, the Member's estate or beneficiary or beneficiaries, shall have no right to become a Member or to participate in the management of the business and affairs of the Company as a Member or Manager, and shall only have the rights of an Assignee and be entitled only to receive the share of profits and the return of capital to which the deceased Member would otherwise have been entitled. The Company, or the other Voting Members, in its or their discretion, may purchase insurance on the lives of any of the Members, with the company or the purchasing Member named as the beneficiary, as the purchaser may decide, and use all or any of the proceeds from such insurance as a source of proceeds from which the deceased Member's Membership Ownership Interest may be purchased by the Company.

6.3 Restrictions on Transfer. Except (i) as otherwise provided in this Article or (ii) upon the unanimous consent of all of the other Voting Members, no Member shall sell, hypothecate, pledge, assign or otherwise transfer, with or without consideration, any part or all of his Ownership Interest in the Company to any other person or entity (a "Transferee"), without first offering (the "Offer") that portion of his or her Ownership Interest in the Company subject to the contemplated transfer (the "Offered Interest") first to the Company, and secondly, to the other Voting Members, at the purchase price (hereinafter referred to as the "Transfer Purchase Price") and in the manner as prescribed in the Offer.

The Offering Member shall make the Offer first to the Company by written notice (hereinafter referred to as the "Offering Notice"). Within twenty (20) days (the "Company Offer Period") after receipt by the Company of the Offering Notice, the Company shall notify the Offering Member in writing (the "Company Notice"), whether or not the Company shall accept the Offer and shall purchase all but not less than all of the Offered Interest. If the Company accepts the Offer to purchase the Offered Interest, the Company Notice shall fix a closing date not more than twenty-five (25) days (the "Company Closing Date") after the expiration of the Company Offer Period.

In the event the Company decides not to accept the Offer, the Offering Member or the Company, at his or her or its election, shall, by written notice (the "Remaining Member Notice") given within that period (the "Member Offer Period") terminating ten (10) days after the expiration of the Company Offer Period, make the Offer of the Offered Interest to the other Voting Members, each of whom shall then have a period of twenty-five (25) days (the "Member Acceptance Period") after the expiration of the Member Offer Period within which to notify in writing the Offering Member whether or not he or she intends to purchase all but not less than all of the Offered Interest. If two (2) or more Voting Members of the Company desire to accept the Offer to purchase the Offered Interest, then, in the absence of an agreement between them, such Voting Members shall have the right to purchase the Offered Interest in proportion to their respective Percentage Voting Interests. If the other Voting Members intend to accept the Offer and to purchase the Offered Interest, the written notice required to be given by them shall fix a closing date not more than sixty (60) days after the expiration of the Member Acceptance Period (hereinafter referred to as the "Member Closing Date").

The aggregate dollar amount of the Transfer Purchase Price shall be payable in cash on the Company Closing Date or on the Member Closing Date, as the case may be, unless the Company or the purchasing Voting Members shall elect by written notice that is delivered to the Offering Member, prior to or on the Company Closing Date or the Member Closing Date, as the case may be, to purchase such Offered Interest in four (4) equal annual installments, with the first installment being due on the Closing Date.

If the Company or the other Voting Members fail to accept the Offer or, if the Offer is accepted by the Company or the other Voting Members and the Company or the other Voting Members fail to purchase all of the Offered Interest at the Transfer Purchase Price within the time and in the manner specified, then the Offering Member shall be free, for a period (hereinafter referred to as the "Free Transfer Period") of sixty (60) days from the occurrence of such failure, to transfer the Offered Interest to a Transferee; provided, however, that if all of the other Voting Members other than the Offering Member do not approve of the proposed transfer by unanimous written consent, the Transferee of the Offered Interest shall have no right to become a Member or to participate in the management of the business and affairs of the Company as a Member or Manager, and shall only have the rights of an Assignee and be entitled to receive the share of profits and the return of capital to which the Offering Member would otherwise have been entitled. A Transferee shall be admitted as a Member of the Company, and as a result of which he or she shall become a substituted Member, with the rights that are consistent with the Membership Interest that was transferred, only if such new Member (i) is approved unanimously by the Voting Members; (ii) delivers to the Company his required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto.

If the Offering Member shall not transfer the Offered Interest within the Free Transfer Period, his or her right to transfer the Offered Interest free of the foregoing restrictions shall thereupon cease and terminate.

6.4 Involuntary Transfer of a Membership Interest. A creditor's charging order or lien on a Member's Membership Interest, bankruptcy of a Member, or other involuntary transfer of Member's Membership Interest, shall constitute a material breach of this Agreement by such Member. The creditor, transferee or other claimant, shall only have the rights of an Assignee, and shall have no right to become a Member, or to participate in the management of the business and affairs of the Company as a Member or Manager under any circumstances, and shall be entitled only to receive the share of profits and losses, and the return of capital, to which the Member would otherwise have been entitled. The Voting Members, including a Voting Member whose interest is the subject of the charging order, lien, bankruptcy, or involuntary transfer, may unanimously elect, by written notice that is provided to the creditor, transferee or other claimant, at any time, to purchase all or any part of Membership Interest that was the subject of the creditor's charging order, lien, bankruptcy, or other involuntary transfer, at a price that is equal to one-half (1/2) of the book value of such interest, adjusted for profits and losses to the date of purchase. The Members agree that such valuation is a good-faith attempt at fixing the value of the interest, after taking into account that the interest does not include all of the rights of a Member or Manager, and after deducting damages that are due to the material breach of this Agreement.

ARTICLE VII

ACCOUNTING, RECORDS AND REPORTING

7.1 Books and Records. The Company shall maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and shall enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records shall be kept in accordance with such accounting principles (which shall be consistently applied throughout each accounting period) as the Voting Members may determine to be convenient and advisable. The Company shall maintain at its principal office all of the following:

A current list of the full name and last known business or residence address of each Member in the Company set forth in alphabetical order, together with, for each Member, the Class A Voting Capital account and Class B Nonvoting Capital account, including entries to these accounts for contributions and distributions; the

Ownership Interest, Percentage Ownership and Voting Interests; a copy of the Certificate and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate or any amendments thereto have been executed; copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years; a copy of this Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed; copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; the Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years; true and full information regarding the status of the business and financial condition of the Company; and true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

7.2 Inspection of Books and Records. Each Member has the right, on reasonable request for purposes reasonably related to the interest of the person as a Member or a Manager, to: (a) inspect and copy during normal business hours any of the Company's records described in Section 7.1; and (b) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

7.3 Accountings. As soon as is reasonably practicable after the close of each Fiscal Year, the Voting Members shall make or cause to be made a full and accurate accounting of the affairs of the Company as of the close of that Fiscal Year and shall prepare or cause to be prepared a balance sheet as of the end of such Fiscal Year, a profit and loss statement for that Fiscal Year and a statement of Members' equity showing the respective Capital Accounts of the Members as of the close of such Fiscal Year and the distributions, if any, to Members during such Fiscal Year, and any other statements and information necessary for a complete and fair presentation of the financial condition of the Company, all of which the Manager shall furnish to each Member. In addition, the Company shall furnish to each Member information regarding the Company necessary for such Member to complete such Member's federal and state income tax returns. The Company shall also furnish a copy of the Company's tax returns to any Member requesting the same. On such accounting being made, profits and losses during such Fiscal Year shall be ascertained and credited or debited, as the case may be, in the books of account of the Company to the respective Members as herein provided.

7.4 Filings. The Voting Members, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Voting Members, at Company expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Law or other then current applicable laws, rules, and regulations. If the Company is required by the Law to execute or file any document and fails, after demand, to do so within a reasonable period of time or refuses to do so, any Member may prepare, execute and file that document with the New York Secretary of State.

7.5 Bank Accounts. The Company shall maintain its funds in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be co-mingled in any fashion with the funds of any other Person.

7.6 Tax Matters Partner. The Voting Members may, in their exclusive discretion, appoint, remove and replace a Tax Matters Partner at any time or times. The Voting Members shall from time to time cause the Company to make such tax elections as they deem to be in the interests of the Company and the Members generally. The Tax Matters Partner, as defined in Internal Revenue Code Section 6231, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith.

ARTICLE VIII

DISSOLUTION AND WINDING UP

8.1 Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of: the entry of a decree of judicial dissolution pursuant to the Law; or the unanimous approval of the Voting Members.

8.2 Winding Up. On the occurrence of an event specified in Section 8.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Voting Members shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the assets and liabilities of Company, shall cause such assets to be sold or distributed, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 9.4. The Voting Members shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Members shall be entitled to reasonable compensation for such services.

8.3 Distributions in Kind. Any noncash assets distributed to the Members shall first be valued at their fair market value to determine the profit or loss that would have resulted if such assets were sold for such value. Such profit or loss shall then be allocated pursuant to this Agreement, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged against the Capital Account of each Member receiving an interest in a distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Voting Members, or if any Voting Member objects, by an independent appraiser (and any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by a Majority of the Voting Members.

8.4 Order of Payment of Liabilities on Dissolution. After a determination that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in proportion to their positive Capital Account balances, after taking into account profit and loss allocations for the Company's taxable year during which liquidation occurs.

8.5 Adequacy of Payment. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, shall have been adequately provided for if payment thereof shall have been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members to be adequate at the time of any distribution of the assets pursuant to this Section. This Section shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

8.6 Compliance with Regulations. All payments to the Members on the winding up and dissolution of Company shall be strictly in accordance with the positive capital account balance limitation and other requirements of Regulations Section 1.704-1(b)(2)(ii)(d), as the voting Members deem appropriate.

8.7 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance and shall have no recourse for such Member's Capital Contribution or share of profits (on dissolution or otherwise) against any other Member.

8.8 Certificate of Cancellation. The Voting Members conducting the winding up of the affairs of the Company shall cause to be filed in the office of, and on a form prescribed by the New York Secretary of State, a certificate of cancellation of the Certificate on the completion of the winding up of the affairs of the Company.

ARTICLE IX

EXCULPATION AND INDEMNIFICATION

9.1 Exculpation of Members. No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken or not taken in good faith and reasonably believed by such Member to be in or not opposed to the best interests of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

9.2 Indemnification by Company. The Company shall indemnify, hold harmless and defend the Members, in their capacity as Members, Managers, or Officers, from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence or willful misconduct by the indemnified party. Reasonable expenses incurred by the indemnified party in connection with any such proceeding relating to the foregoing matters may be paid or reimbursed by the Company in advance of the final disposition of such proceeding upon receipt by the Company of (i) written affirmation by the Person requesting indemnification of its good-faith belief that it has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured.

9.3 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Member or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as a Member or an agent of the Company, whether or not the Company would have the power to indemnify such Person against such liability under Section 10.1 or under applicable law.

ARTICLE X

MISCELLANEOUS

10.1 Authority. This Agreement constitutes a legal, valid and binding agreement of the Member, enforceable against the Member in accordance with its terms. The Member is empowered and duly authorized to enter into this Agreement (including the power of attorney herein) under every applicable governing document, partnership agreement, trust instrument, pension plan, charter, certificate of incorporation, bylaw provision or the like. The Person, if any, signing this Agreement on behalf of the Member is empowered and duly authorized to do so by the governing document or trust instrument, pension plan, charter, certificate of incorporation, bylaw provision, board of directors or stockholder resolution or the like.

10.2 Indemnification by the Members. Each Member hereby agrees to indemnify and defend the Company, the other Members and each of their respective employees, agents, partners, members, shareholders, officers and directors and hold them harmless from and against any and all claims, liabilities, damages, costs and expenses (including, without limitation, court costs and attorneys' fees and expenses) suffered or incurred on account of or arising out of any breach of this Agreement by that Member.

ARTICLE XI

DISPUTE RESOLUTION

11.1 Disputes Among Members. The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management ("Member Dispute"), the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

However, in the event that the Members are unable to resolve any Member Dispute, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with an arbitration proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

11.2 Mediation. Mediation proceedings shall be conducted in accordance with the Commercial Mediation Rules of the American Arbitration Association (the "AAA") in effect on the date the notice of mediation was served, other than as specifically modified herein, and shall be non-binding on the parties thereto.

Any Member may commence a mediation proceeding by serving written notice thereof to the other Members, by mail or otherwise, designating the issue(s) to be mediated and the specific provisions of this Agreement under which such issue(s) and dispute arose. The initiating party shall simultaneously file two copies of the notice with the AAA, along with a copy of this Agreement. A Member may withdraw from the Member Dispute by signing an agreement to be bound by the results of the mediation, to the extent the mediation results are accepted by the other Members as provided herein. A Member who withdraws shall have no further right to participate in the Member Dispute.

The Members shall select one neutral third party AAA mediator (the "Mediator") with expertise in the area that is in dispute. If a Mediator has not been selected within five (5) business days thereafter, then a Mediator shall be selected by the AAA in accordance with the Commercial Mediation Rules of the AAA.

The Mediator shall schedule sessions, as necessary, for the presentation by all Members of their respective positions, which, at the option of the Mediator, may be heard by the Mediator jointly or in private, without any other members present. The mediation proceeding shall be held in the city that is the company's principal place of business or such other place as agreed by the Mediator and all of the Members. The Members may submit to the Mediator, no later than ten (10) business days prior to the first scheduled session, a brief memorandum in support of their position.

The Mediator shall make written recommendations for settlement in respect of the dispute, including apportionment of the mediator's fee, within ten (10) business days of the last scheduled session. If any Member involved is not satisfied with the recommendation for settlement, he may commence an arbitration proceeding.

11.3 Arbitration. Arbitration proceedings shall be conducted under the Rules of Commercial Arbitration of the AAA (the "Rules"). A Member may withdraw from the Member Dispute by signing an agreement to be bound by the results of the arbitration. A Member who withdraws shall have no further right to participate in the Member Dispute.

The arbitration panel shall consist of one arbitrator. The Members shall select one neutral third party AAA arbitrator (the "Arbitrator") with expertise in the area that is in dispute. If an Arbitrator has not been selected within five (5) business days thereafter, then an Arbitrator shall be selected by the AAA in accordance with the Commercial Arbitration Rules of the AAA. The arbitration proceeding shall be held in the city that is the company's principal place of business or such other place as agreed by the Arbitrator and all of the Members. Any arbitrator who is selected shall disclose promptly to the AAA and to both parties any financial or personal interest the arbitrator may have in the result of the arbitration and/ or any other prior or current relationship, or expected or discussed future relationship, with the Members or their representatives. The arbitrator shall

promptly conduct proceedings to resolve the dispute in question pursuant to the then existing Rules. To the extent any provisions of the Rules conflict with any provision of this Section, the provisions of this Section shall control.

In any final award and/or order, the arbitrator shall apportion all the costs (other than attorney's fees which shall be borne by the party incurring such fees) incurred in conducting the arbitration in accordance with what the arbitrator deems just and equitable under the circumstances.

Discovery shall not be permitted in such arbitration except as allowed by the rules of arbitration, or as otherwise agreed to by all the parties of the Member Dispute. Notwithstanding, the Members agree to make available to one another and to the arbitrator, for inspection and photocopying, all documents, books and records, if determined by the arbitration panel to be relevant to the dispute, and by making available to one another and to the arbitration panel personnel directly or indirectly under their control, for testimony during hearings if determined by the arbitration panel to be relevant to the dispute. The Members agree, unless undue hardship exists, to conduct arbitration hearings to the greatest extent possible on consecutive business days and to strictly observe time periods established by the Rules or by the arbitrator for the submission of evidence and of briefs. Unless otherwise agreed to by the Members, a stenographic record of the arbitration proceedings shall be made and a transcript thereof shall be ordered for each Member, with each party paying an equal portion of the total cost of such recording and transcription.

The arbitrator shall have all powers of law and equity, which it can lawfully assume, necessary to resolve the issues in dispute including, without limiting the generality of the foregoing, making awards of compensatory damages, issuing both prohibitory and mandatory orders in the nature of injunctions and compelling the production of documents and witnesses for presentation at the arbitration hearings on the merits of the case. The arbitration panel shall neither have nor exercise any power to act as amicable compositeur or ex aequo et bono; or to award special, indirect, consequential or punitive damages. The decision of the arbitration panel shall be in written form and state the reasons upon which it is based. The statutory, case law and common law of the State of New York shall govern in interpreting their respective rights, obligations and liabilities arising out of or related to the transactions provided for or contemplated by this Agreement, including without limitation, the validity, construction and performance of all or any portion of this Agreement, and the applicable remedy for any liability established thereunder, and the amount or method of computation of damages which may be awarded, but such governing law shall not include the law pertaining to conflicts or choice of laws of New York; provided however, that should the parties refer a dispute arising out of or in connection with an ancillary agreement or an agreement between some or all of the Members which specifically references this Article, then the statutory, case law and common law of the State whose law governs such agreement (except the law pertaining to conflicts or choice of law) shall govern in interpreting the respective rights, obligations and liabilities of the parties arising out of or related to the transactions provided for or contemplated by such agreement, including, without limitation, the validity, construction and performance of all or any portion of such agreement, and the applicable remedy for any liability established thereunder, and the amount or method of computation of damages which may be awarded.

Any action or proceeding subsequent to any Award rendered by the arbitrator in the Member Dispute, including, but not limited to, any action to confirm, vacate, modify, challenge or enforce the arbitrator's decision or award shall be filed in a court of competent jurisdiction in the same county where the arbitration of the Member Dispute was conducted, and New York law shall apply in any such subsequent action or proceeding.

ARTICLE XII

MISCELLANEOUS

12.1 Notices. Except as otherwise expressly provided herein, any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by facsimile if receipt is acknowledged by the addressee, one business day after being deposited for next-day delivery with a nationally recognized overnight delivery

service, or three business days after being mailed by first class mail, charges and postage prepaid, properly addressed to the party to receive such notice at the address set forth in the Company's records.

12.2 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

12.3 Binding Effect. Subject to Article VII, this Agreement shall bind and inure to the benefit of the parties and their respective Successors.

12.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.5 Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, understandings and agreements between or among the parties, regarding the subject matter hereof.

12.6 Further Assurances. Each Member shall provide such further information with respect to the Member as the Company may reasonably request, and shall execute such other and further certificates, instruments and other documents, as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

12.7 Headings; Gender; Number; References. The headings of the Sections hereof are solely for convenience of reference and are not part of this Agreement. As used herein, each gender includes each other gender, the singular includes the plural and vice versa, as the context may require. All references to Sections and subsections are intended to refer to Sections and subsections of this Agreement, except as otherwise indicated.

12.8 Parties in Interest. Except as expressly provided in the Law, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective Successors nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

12.9 Amendments. All amendments to this Agreement shall be in writing and signed by all of the Members to the agreement at the time of the amendment.

12.10 Attorneys' Fees. In any dispute between or among the Company and one or more of the Members, including, but not limited to, any Member Dispute, the prevailing party or parties in such dispute shall be entitled to recover from the non-prevailing party or parties all reasonable fees, costs and expenses including, without limitation, attorneys' fees, costs and expenses, all of which shall be deemed to have accrued on the commencement of such action, proceeding or arbitration. Attorneys' fees shall include, without limitation, fees incurred in any post-award or post-judgment motions or proceedings, contempt proceedings, garnishment, levy, and debtor and third party examinations, discovery, and bankruptcy litigation, and prevailing party shall mean the party that is determined in the arbitration, action or proceeding to have prevailed or who prevails by dismissal, default or otherwise.

12.11 Remedies Cumulative. Subject to Article XI, remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Member may be lawfully entitled.

12.12 Jurisdiction and Venue/Equitable Remedies. The Company and each Member hereby expressly agrees that if, under any circumstances, any dispute or controversy arising out of or relating to or in any way connected with this Agreement shall, notwithstanding Article XI, be the subject of any court action at law or in equity, such action shall be filed exclusively in the courts of the State of New York or of the United States of America located in the counties of Kings as selected by the Member that is the plaintiff in the action, or that initiates the proceeding or arbitration. Each Member

agrees not to commence any action, suit or other proceeding arising from, relating to, or in connection with this Agreement except in such a court and each Member irrevocably and unconditionally consents and submits to the personal and exclusive jurisdiction of such courts for the purposes of litigating any such action, and hereby grants jurisdiction to such courts and to any appellate courts having jurisdiction over appeals from such courts or review of such proceedings. Because the breach of the provisions of this Section would cause irreparable harm and significant injury to the Company and the other Members, which would be difficult to ascertain and which may not be compensable by damages alone, each Member agrees that the Company and the other Members will have the right to enforce the provisions of this Section by injunction, specific performance or other equitable relief in addition to any and all other remedies available to such party or parties without showing or proving any actual damage to such parties. Members will be entitled to recover all reasonable costs and expenses, including but not limited to all reasonable attorneys' fees, expert and consultants' fees, incurred in connection with the enforcement of this Section.

IN WITNESS WHEREOF, this Limited Liability Company Operating Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

Dated: 5/1/2018



Krishna Ramnath

EXHIBIT A

MEMBERS

The following person(s) are the initial Members of the Company, and their initial capital contributions and ownership is set forth below.

Name	Voting Capital Contribution ($)	Nonvoting Capital Contribution ($)	Percentage Ownership Interst
Krishna Ramnath	$500 5000 Member Interests	$0	100%

EXHIBIT B

OFFICERS

The following person(s) are elected as officers of the Company:

Name of Officer	Title
Krishna Ramnath	Chief Executive Manager

EXHIBIT C

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Operating Agreement of IBTY LLC as if the undersigned was a signatory thereof.

(Signature)

Name: Krishna Ramnath

Date: 5/1/2018